Exhibit 99.1

ASX/Nasdaq Media Release:

SYDNEY, January 30 2015

CHAIRMAN’S QUARTERLY REVIEW DECEMBER 2014

HIGHLIGHTS:

New deal with IMLeagues provides MOKO exclusive rights in perpetuity. Initial launch of REC*IT App at 150,000+ downloads (compared to 110,000 in November)

Blue Nation Review (BNR) App continually growing – 500,000+ installs and counting (220,000 in October)

Tagroom monthly uniques passes 1 million

1.3+ million Facebook fans across MOKO current products. Social reach on all products exceeds 24 million people per week.

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NADAQ: MOKO Mt Lawley Western Australia Alexandria, Virginia New York City MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholders,

The December quarter has seen product consolidation with several developments and upgrades for the start of 2015. We have continued to see user metrics grow and we have consolidated this to establish the three core product teams:

1.	College Group – REC*IT and Speakiesy are key products although we are also investigating extending these into high schools.

2.	Political Group – BNR and VOYCIT are the main political products with MOKO investigating how to convert these into political campaign tools and sponsorships.

3.	Active Lifestyle Group – RunHaven and RaceAdvizor will be merged into one utility App, however RunHaven will also remain a stand-alone website and mobile site.

Across these groups, we also have Tagroom.com, which is a broad news and viral infotainment site. With Tagroom, we can cross-promote and cross-pollinate the audiences from each of the three core groups via content that acts as an “impulse” click. This means we can hold user engagement longer and drive user metrics higher – which ultimately leads to a higher value for the ad inventory.

The sales team is pursuing key brand partnerships and sponsorships to expand user reach and drive short-term revenues. We expect to announce some of these brand sponsorships in coming weeks.

REC*IT

As announced this week MOKO has secured a very important agreement that extends its exclusive relationship with IMLeagues (IML) and expands the technical capabilities of the App.

Originally, in 2013, MOKO secured a 3-year exclusive agreement with IML for the mobile rights to IML’s data including student and team schedules, fixtures, standings, statistics and news feeds. At that time, IML provided these services to around 600 US colleges.

The amended agreement automatically renews for an unlimited number of one year terms until MOKO elects to terminate, with the effect of providing MOKO with exclusive rights in perpetuity, subject to MOKO meeting the conditions of advance payments and standard operational responsibilities.

IML operates the imleagues.com sports website used by recreational and intramural sports departments, and they have expended the number of colleges to over 860 where the total student population exceeds 11 million. IML’s service to students and colleges ranges from online signup to event scheduling to manage college intramural leagues.

As mentioned in the September Quarterly Report, we are very pleased that REC*IT continues to grow and user metrics continue to exceed expectations.  In October and November we had over 13 million screen views. REC*IT is being adopted by US students at a rapid rate.

During the Christmas holiday break we expanded and upgraded advertising structures within REC*IT, increasing the number and quality of ad units. These included a premium space when a student first opens REC*IT, which is called an interstitial ad. This type of ad commands premium pricing and we are currently reaching out to a number of compatible potential sponsors. The next semester is just kicking off, so we will have more to report next quarter.

REC*IT has been well accepted by students both by the sizeable download numbers so far but more so by the particularly strong engagement the App commands with students. Now that we know the product has strong user acceptance and engagement, our focus is driving higher download numbers.  As such REC*IT is still considered to be in its roll-out phase. This week we will begin a series of on-campus brand ambassador programs where the REC*IT team will physically attend student activities on larger US campuses to introduce REC*IT directly to students.

Speakiesy

We have now completed the initial development phase of our new college-specific social App. During February, we will release the App across three major campuses on the east coast; being Boston College, University of Pennsylvania and University of Florida. These are all big campuses with student populations around 30,000 each.

Once these three pilot schools have been launched with a dedicated on-campus support campaign, we will take the feedback from the student usage and refine the App ahead of a broader 10 school launch nationally. These schools will include UC Santa Barbara, Arizona State, Ohio State, University of Kentucky, University of Virginia, Rutgers University in New Jersey and University of Maryland.

This will then segue into a full national roll-out in the Fall semester in September.

Blue Nation Review (BNR)

We are very pleased with the progress of the BNR sites with the App passing over 500,000 downloads and growing. The website, mobile site and Facebook pages are all achieving strong traffic and engagement. What is not seen from the public view of Facebook is the level of engagement; the likes, comments and shares our BNR content receives each week. This is important as all the content hosted on the Facebook pages is redirected to our sites, thus driving these Facebook users into MOKO’s database. This engagement can also be monetised by MOKO via sponsored content posts, memes, video etc by selling that reach to our sponsors and advertisers.

Our BNR and Progressive America Facebook pages have a combined fan base of over 850,000 and our posts now reach over 20 million people every week. We are also in the process of establishing a variety of other social channels using Twitter, Pinterest, Instagram etc.

During the latter part of January, primarily in conjunction with the extra media coverage in the US on emerging Republican presidential nominees, BNR’s weekly page views have doubled.

We see the coming presidential primary season as a major driver of traffic for our Political Group and MOKO will be investing in several activities linked to Democratic/progressive politics. One example is BNR’s headlining sponsorship of the annual Netroots Nation conference, which will be held in Phoenix Arizona in July. Netroots is the largest event in the US for progressive politics and activists. The 2014 event was attended by high profile Senator Elizabeth Warren, Vice President Joe Biden and actor Mark Ruffalo.

The Political Group’s other App, VOYCIT, was due for release into beta in December. However after the initial alpha test we decided to enhance the features and functionality so that we can take advantage of the opportunity to offer customised versions of VOYCIT to political campaigns, activists, organisations and PACs. VOYCIT is now scheduled for release in the second quarter of 2015.

MOKO has also engaged a high profile political consulting and PR group based in Washington DC called the Smoot Tewes Group (STG), which will assist MOKO in developing the BNR and VOYCIT strategies and other political activities. The principal, Juliana Smoot, was Deputy Campaign Director of President Obama’s 2012 re-election campaign and then served as the Whitehouse Social Secretary, Deputy Assistant to the President.

In January, BNR appointed Goldie Taylor, a prominent African-American author, columnist, and former political contributor for CNN and MSNB, to the position of Senior Editor, specialising on social justice issues. She was previously an external affairs executive for several Fortune 500 companies.

RunHaven

January has been a building period and the team is now producing its own video content and working on several key sponsorship packages including specific activities around the upcoming Boston Marathon. User engagement is increasing and the Facebook fan base has grown to 490,000 with a weekly reach of more than 1.8 million people.

The RaceAdvizor project will be incorporated into a new version of the combined RunHaven App and delivery is scheduled for the second quarter 2015 to incorporate new sponsorship initiatives.

SUMMARY

The completion of the amended deal with IMLeagues is very significant. By establishing our exclusive control of the mobile data and App rights in perpetuity, our tenure with IML is secure and we can now devote more resources in partnership with IML to expand REC*IT’s capabilities and further entrench ourselves with the top tier of the US college sport and recreation marketplace. Already we are being approached by other media and tech companies, as well as rights management groups which are keen to explore ways to work with MOKO to reach this coveted university student demographic. The new deal with IML also removed some important impediments to enable REC*IT to expand beyond the current scope, allowing MOKO to pursue other deals that relate to student activities on campus and other adult and community sports and leisure management. We hope to make an announcement regarding this in coming weeks.

Our Political Group is also expanding its reach significantly and we believe our association with the Netroots Nation event is a strong indicator that BNR is starting to be recognised as a serious participant in digital media across the political space.

Our stated goal of reaching at least 10 million Monthly Active Users (MAUs) by the end of 2015 remains the priority and with all the developments outlined above, we are accelerating our activities to achieve this. As at end January, our total MAUs stabilised at just over 5 million and we expect that to grow during the current quarter as we further roll out REC*IT and introduce Speakiesy. Our cash burn is well within our budgeted expectations and we expect to receive a further $1 million this quarter as our R&D rebate.

We have identified and secured some key senior personnel and we are about to strengthen our executive management team expected over the next month or so.

Greg McCann
Chairman

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Australia:

Rudi Michelson

Monsoon Communications

03 9620 3333

rudim@monsoon.com.au

About MOKO SOCIAL MEDIA Limited

MOKO identifies large user groups around common interests and provides them with tailored mobile applications with information relevant to their common interest. These are developed by MOKO and provided at no charge to these groups or their members, in return for exclusive access and advertising rights.

MOKO’s flagship mobile app is REC*IT: an application launching at more than 800 US colleges and universities that provides information about campus sports and recreational activities. Whether students are spectators or participants of campus sports, clubs and societies, this app provides the specific information they need, together with social functionality such as team chat.

In May 2014 MOKO launched Bluenationreview.com (BNR), which has grown to become one of the most visited active political groups on Facebook in the US. A new non-partisan user-generated political app called VOYCIT will also soon be launched. MOKO’s app for US recreational runners is called RunHaven and contains event, training, dietary and other runner-relevant information. A further asset is news and entertainment app Tagroom.com and its Gen Y investment portal Tagroom Success.

MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Special Note on Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.